SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 23, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

23 May 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

CONDITIONAL SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

The awards will vest in equal annual tranches over three years following the award date subject to continued achievement of objectives and employment.

Name	Grant date	Director / Persons Discharging Managerial Responsibilities ('PDMR')	Number of shares subject to award
Myra Eskes	23.05.2019	PDMR	25,703
Simon Fraser	23.05.2019	PDMR	7,798

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Myra Eskes
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc Ordinary Shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Conditional Share Award granted on 23 May 2019 under the Smith & Nephew Global Share Plan 2010
c)	Price(s) and volume(s)	Price(s) £16.49	Volume(s) 25,703
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 05 - 23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Simon Fraser
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc Ordinary Shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Conditional Share Award granted on 23 May 2019 under the Smith & Nephew Global Share Plan 2010
c)	Price(s) and volume(s)	Price(s) £16.49	Volume(s) 7,798
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 05 - 23
f)	Place of the transaction	Outside a trading venue

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 23, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary